Prenetics Global Ltd

Unit 701-706, K11 Atelier King’s Road

728 King’s Road, Quarry Bay

Hong Kong

August 18, 2023

VIA EDGAR

Mr. Al Pavot

Mr. Terence O’Brien

Mr. Nicholas O’Leary

Ms. Margaret Schwartz

Division of Corporation Finance

Office of Industrial Applications and Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Prenetics Global Ltd (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2022

Filed on May 1, 2023 (File No. 001-41401)

Dear Mr. Pavot, Mr. O’Brien, Mr. O’Leary and Ms. Schwartz,

This letter sets forth the Company’s responses to the comments contained in the letter dated August 17, 2023 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on May 1, 2023 (the “2022 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Annual Report on Form 20-F for Fiscal Year Ended December 31, 2022

General

1.

We note your response to prior comment 2. We reissue in part. Please expand this disclosure in Part I. Item 3. Key Information, before section B, to disclose an investor’s ability to effect service of process within the U.S. on you or your officers or directors; enforce judgments obtained in U.S. courts against foreign persons based upon the civil liability provisions of the U.S. Federal securities laws and enforce, in an appropriate foreign court, judgments of U.S. courts based upon the civil liability provisions of the U.S. Federal securities laws; and an investor’s ability to bring an original action in an appropriate foreign court to enforce liabilities against you or your officers or directors based upon the U.S. Federal securities laws.

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

August 18, 2023

In response to the Staff’s comment, the Company respectfully proposes to include the referenced disclosure as follows in Part I. Item 3. Key Information, before section B of its future Form 20-F filings (with additions to the Company’s response to prior comment 2 underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Enforceability of Civil Liabilities

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations outside of the United States, and a majority of our directors and executive officers reside, outside of the United States.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands, and we conduct a majority of our operations through our subsidiaries outside of the United States. Substantially all of our assets are located outside the United States. It may be difficult for investors to effect service of process within the United States upon our directors or officers who reside in Hong Kong or outside the United States, to bring original actions in Hong Kong or outside the United States based on the securities laws of the United States against our directors or officers who reside in Hong Kong or outside the United States, or to enforce judgments obtained in the United States courts against our directors or officers in Hong Kong or outside the United States.

In addition, our corporate affairs are governed by our amended and restated memorandum and articles of association (“Amended Articles”), the Cayman Islands Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States and some U.S. states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

August 18, 2023

As a result of all of the above, you may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited. See “Part I. Item 3.D. Risk Factors – You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations, and a majority of our directors and executive officers reside, outside of the United States”

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned by phone at +852 2210 9588 or via email at danny@prenetics.com.

Very truly yours,

/s/ Yeung Danny Sheng Wu
Yeung Danny Sheng Wu

cc:	Lo Hoi Chun (Stephen), Chief Financial Officer, Prenetics Global Limited